December 12, 2024

Andy Cheung
Chief Financial Officer
Commercial Vehicle Group, Inc.
7800 Walton Parkway
New Albany, Ohio 43054

       Re: Commercial Vehicle Group, Inc.
           Form 10-K for the Year Ended December 31, 2023
           File No. 001-34365
Dear Andy Cheung:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing
cc:   Aneezal Mohamed, Chief Legal Officer